29X Putnam Floating Rate Income Fund attachment
8/31/07 semi-annual

Shareholder meeting
results (unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 	Votes against 		Abstentions
23,980,666 	750,778 		1,011,840

All tabulations are rounded to the nearest whole number.